Exhibit 99.5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in the statement on Schedule 13D) of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of The Macerich Company and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Date: November 24, 2014

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Chief Compliance Officer and Vice President

1700480 Ontario Inc.

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Vice-President and Secretary